SCHEIN PHARMACEUTICAL, INC.

                         Filing Type:  NT 10-K
                         Description:  Notification of Late Filing
                         Filing Date:  March 24, 2000
                          Period End:  December 25, 1999

                    Primary Exchange:  New York Stock Exchange
                              Ticker:  SHP

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                                Table of Contents

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                                     NT 10-K

PART I   .................................................................   1
PART II  .................................................................   1
PART III .................................................................   2
PART IV  .................................................................   2

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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 1-14019
                                                                   -------------

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 25, 1999
                                 -----------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                          Schein Pharmaceutical, Inc.
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                            Full Name of Registrant

                                      N/A
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                           Former Name if Applicable

                                100 Campus Drive
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           Address of Principal Executive Office (Street and Number)

                             Florham Park, NJ 07932
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |_| Yes |_| No


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.
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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Since fiscal year end, Schein Pharmaceutical's (the "Company") management has been devoting substantial efforts to several significant corporate matters. These matters, which have been previously announced, include:

      1) Management's re-evaluation of, and decision to restructure, the Company's sterile manufacturing operations as a result of the FDA Consent Agreement affecting the Company's Steris Laboratories, Inc. facility and the suspension of manufacturing at its Marsam Pharmaceuticals Inc. facility;

      2) In connection with such restructuring, the Company's reduction of 16% of its workforce on February 9, 2000, which affected employees at four facilities, including administration, finance and human resources staff;

      3) The Company is currently negotiating to extend or refinance its credit facility, and many of the same employees involved in that effort would be involved in preparation of the Company's Form 10-K;

      4) The Company's retention of financial advisors to explore strategic alternatives to enhance the value of its business, including the possible sale of the Company.

As a result of these efforts, the Company's Form 10-K for the year ended December 25, 1999, cannot be filed within the prescribed time period without unreasonable efforts or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Whitney K. Stearns, Jr.              973                     593-5910
      -----------------------           ----------            -----------------
              (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 |X|  Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X|  Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See Exhibit A

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                           Schein Pharmaceutical, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 24, 2000                  By /s/
     ------------------               ------------------------------------------
                                      Whitney K. Stearns, Jr.
                                      Sr. Vice President and
                                      Chief Financial Officer

      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

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                                                                       EXHIBIT A

                           SCHEIN PHARMACEUTICAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)
                                   (unaudited)

                                                                 Year Ended
                                                  --------------------------------------
                                                  December 25, 1999    December 26, 1998
                                                  -----------------    -----------------
Net revenues .......................................      $ 477,161            $ 523,229
                                                          ---------            ---------
Gross profit .......................................        171,142              174,089
      Gross profit margin ..........................           35.9%                33.3%

Costs and expenses:
      Selling, general and administrative ..........         92,157               87,162
      Research and development .....................         27,951               29,245
      Amortization of goodwill and other intangibles          6,303                8,754
      Restructuring charge .........................         86,971              161,200
                                                          ---------            ---------
Operating loss .....................................        (42,240)            (112,272)

      Interest expense, net ........................         18,661               20,626
      Other expenses (income), net .................          1,268               (2,246)
                                                          ---------            ---------
Loss before benefit for income taxes
      and extraordinary item .......................        (62,169)            (130,652)

Benefit for income taxes ...........................        (27,781)             (14,286)
                                                          ---------            ---------
Loss before extraordinary item .....................        (34,388)            (116,366)

Extraordinary item, net of income tax:
      Loss on extinguishment of debt ...............             --               (1,660)
                                                          ---------            ---------

Net loss ...........................................      $ (34,388)           $(118,026)
                                                          =========            =========
Loss per share, basic and diluted
      Net loss .....................................      $   (1.05)           $   (3.77)
                                                          =========            =========

Weighted average common shares and equivalents .....         32,638               31,332
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